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                           January 25, 2021

       Kevin D. Miller
       Chief Financial Officer
       RCM Technologies, Inc.
       2500 McClellan Avenue, Suite 350
       Pennsauken, NJ 08109-4613

                                                        Re: RCM Technologies,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 15,
2021
                                                            File No. 333-252148

       Dear Mr. Miller:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Katherine Bagley at (202) 551-2545 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Justin W. Chairman